Resolutions

Review and Renewal of Fidelity Bond

RESOLVED, that the Board, including a majority of the Independent Managers, hereby determines that the fidelity bond (the "Fidelity Bond") issued by Chubb Group of Ins. Co. (“Chubb”) covering any employee of the "insured," as such term is defined by the Fidelity Bond, in accordance with the requirements of Rule 17g-1 under the1940 Act, in the amount of $1,000,000 is reasonable in form and amount, after having given due consideration to the value of the aggregate assets of the Fund to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of the securities held by the Fund; and further

RESOLVED, that the Board, including a majority of the Independent Managers, hereby approves the renewal of the Fidelity Bond and authorizes the payment by the Fund of the annual premium on the Fidelity Bond in an amount not to exceed $3,000 after giving due consideration to all relevant factors; and further

RESOLVED, that in the event that the amount of coverage has to be increased to satisfy the minimum bonding requirements of Rule 17g-1 under the 1940 Act, any officer of the Fund, be, and hereby is, authorized to increase the amount of the Fidelity Bond coverage to comply with such requirements; and further

RESOLVED, that Mark F. Steen and Robert W. Fullerton, or either's designee, which may include UMB Fund Services, Inc. or employees thereof, be, and each of them hereby is, designated to make all filings with the Securities and Exchange Commission (the "SEC") and to give all notices on behalf of the Fund required by paragraph (g) of Rule 17g-1 under the 1940 Act.